Mail Stop 3561

							July 22, 2005


Greg Paxton
Interim Chief Executive Officer
23011 Moultan Parkway, Suite A-10
Laguna Hills, CA  92653


	RE:	Aqua Dyne, Inc.
		Item 4.01 Form 8-K filed July 21, 2005
		File No. 0-32863


Dear Mr. Paxton:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Since the dismissal of Mendoza and the engagement of Vasquez are two separate events, please consider revising your filing to report these matters in separate paragraphs. In any case, please revise to state the date Mendoza of the event and to disclose whether Mendoza was dismissed, resigned or declined to stand for re-election. See
Item 304(a)(i) of Regulation S-B. If Mendoza was dismissed, please revise to clarify that the Board approved the action.

2. Your former auditors have indicated that their reports were modified. Please revise the filing to disclose the report modification. See Item 304(a)(ii) of Regulation S-B.





Greg Paxton
Aqua Dyne, Inc.
July 22, 2005
Page 2

3. Please revise to state that there were no disagreements with Mendoza during the two most recent fiscal years and the subsequent interim period through July 20, 2005, if true.
4. We are unclear what you mean by past disagreements. If there are any current disagreements please revise to fully disclose the details of any such matters. If there have never been any disagreements during the two most recent fiscal years or interim period through July 20, 2005, please revise to delete the term "past."
5. Please revise to disclose the date the Board approved the appointment of the new auditor.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	The amendments requested above should be filed within five business days from the date of this letter or we should be advised by that date when they will be filed. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A. Any questions regarding the above should be directed to Robert Burnett at (202) 551-3330, or in his absence, to
Robert Benton at (202) 551-3804.

							Sincerely,



							Michael Moran
						            Branch Chief

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